# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelagos Insurance Capital Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-012994
Filed by CIK 0002008590

## Reporting persons
- SPFM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,808,231; shared voting power 0; sole dispositive power 5,808,231; shared dispositive power 0; aggregate amount beneficially owned 5,808,231 (7.02% of the class)
- The Travelers Companies, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 5,808,231; shared voting power 0; sole dispositive power 5,808,231; shared dispositive power 0; aggregate amount beneficially owned 5,808,231 (7.02% of the class)

## Item 1. Issuer
Name of issuer: Pelagos Insurance Capital Ltd
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, D0 HM 08

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by SPFM Holdings, LLC ("SPFM") and The Travelers Companies, Inc. ("Travelers"). SPFM is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM. The ultimate parent of SPFM is Travelers.
Address of principal business office or, if none, residence: The principal business address of SPFM is One Tower Square, Hartford, CT 06183. The principal business address of Travelers is 485 Lexington Avenue, New York, NY 10017.
Citizenship: SPFM is a Delaware limited liability company. Travelers is a Minnesota corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,808,231
Percent of class: 7.02%
Sole power to vote or to direct the vote: 5,808,231
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,808,231
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SPFM Holdings, LLC: /s/ Wendy C. Skjerven, Corporate Secretary (08/07/2026)
- The Travelers Companies, Inc.: /s/ Wendy C. Skjerven, Corporate Secretary (08/07/2026)